Schedule 13D/A

CUSIP No. 92210H105	Page 1 of 25

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

Vantiv, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001

(Title of Class of Securities)

92210H105

(CUSIP Number)

Jarlyth Hancock Gibson, Risk Officer 617-951-9400

C/o Advent International Corporation, 75 State Street, 29th Floor

Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 25 pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 92210H105	Page 2 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* CO, IA

Schedule 13D/A

CUSIP No. 92210H105	Page 3 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 4 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 5 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP (Delaware) Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 6 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment GP Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 7 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 8 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 9 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-A Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 10 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-B Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 11 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-C Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 12 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-D Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 13 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-E Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 14 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-F Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 15 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-G Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 16 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2008 Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 17 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2009 Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 18 of 25

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI-A Limited Partnership
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power None
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in Row (9) excludes certain shares ☐
13	Percent of class represented by amount in Row (9) 0%
14	Type of reporting person* PN

Schedule 13D/A

CUSIP No. 92210H105	Page 19 of 25

Item 1.	Security and Issuer

This statement on Amendment No.5 to Schedule 13D (“Amendment No.5”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Vantiv, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8500 Governor’s Hill Drive, Symmes Township, OH 45249. This Amendment No.5 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2012, Amendment No.1 filed with the Commission on August 9, 2012, Amendment No.2 filed with the Commission on May 16, 2013, Amendment No.3 filed with the Commission on August 9, 2013 and Amendment No. 4 filed with the Commission on November 12, 2013. This Amendment No.5 is being filed by the reporting persons to amend Item 5. Terms defined in the schedule 13D are used herein as so defined.

Item 2.	Identity and Background

(a) (b) (c) (f) This statement is being filed by the following entities:

(1) Advent International Corporation, a Delaware corporation;

(2) Advent International LLC, a Massachusetts limited partnership;

(3) GPE VI FT Co-Investment GP Limited Partnership, a Cayman Islands limited partnership;

(4) GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership;

(5) GPE VI GP Limited Partnership, a Cayman Islands limited partnership;

(6) Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership;

(7) Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership;

(8) Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership;

(9) Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership;

(10) Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership;

(11) Advent International GPE VI-C Limited Partnership, a Delaware limited partnership;

(12) Advent International GPE VI-D Limited Partnership, a Delaware limited partnership;

Schedule 13D/A

CUSIP No. 92210H105	Page 20 of 25

(13) Advent International GPE VI-E Limited Partnership, a Delaware limited partnership;

(14) Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership;

(15) Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership;

(16) Advent Partners GPE VI-A Limited Partnership, a Delaware limited partnership; and

(17) GPE VI FT Co-Investment Limited Partnership, a Cayman Islands limited partnership.

The entities listed in subparagraphs (1) through (17) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (6) through (17) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC, GPE VI FT Co-Investment GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership and GPE VI GP Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

(d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial

Schedule 13D/A

CUSIP No. 92210H105	Page 21 of 25

or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 141,758,681 shares of Class A Common Stock outstanding as of December 31, 2013). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding	Number of Shares Sold in Past 60 Days

Advent International Corporation (1)(2)(3)(4)(5)	0	0%	18,781,147

Advent International LLC (1)(2)(3)(4)	0	0%	18,781,147

GPE VI GP Limited Partnership (1)(2)	0	0%	14,761,010

GPE VI GP (Delaware) Limited Partnership (1)(3)	0	0%	1,650,161

GPE VI FT Co-Investment GP Limited Partnership (1)(4)	0	0%	2,058,130

Advent International GPE VI Limited Partnership (1)(2)	0	0%	7,602,184

Schedule 13D/A

CUSIP No. 92210H105	Page 22 of 25

GPE VI FT Co-Investment Limited Partnership (1)(4)	0	0%	2,058,130

Advent International GPE VI-A Limited Partnership (1)(2)	0	0%	4,442,204

Advent International GPE VI-B Limited Partnership (1)(2)	0	0%	384,634

Advent International GPE VI-C Limited Partnership (1)(3)	0	0%	391,793

Advent International GPE VI-D Limited Partnership (1)(3)	0	0%	312,366

Advent International GPE VI-E Limited Partnership (1)(3)	0	0%	946,002

Advent International GPE VI-F Limited Partnership (1)(2)	0	0%	1,430,467

Advent International GPE VI-G Limited Partnership (1)(2)	0	0%	901,521

Advent Partners GPE VI 2008 Limited Partnership (1)	0	0%	278,421

Schedule 13D/A

CUSIP No. 92210H105	Page 23 of 25

Advent Partners GPE VI 2009 Limited Partnership (1)	0	0%	8,347

Advent Partners GPE VI-A Limited Partnership (1)	0	0%	25,078

Total Group	0	0%	18,781,147

(1)	Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC derives from such power.
(2)	GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP Limited Partnership derive from such power.
(3)	GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP (Delaware) Limited Partnership derive from such power.
(4)	GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI FT Co-Investment GP Limited Partnership, derive from such power.
(b)	Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Class A Common Stock beneficially owned by it as indicated above.
(c)

Other than the acquisition of the Securities described in Item 3 above and the sale of the number of shares of Class A Common Stock as set forth in the table included in Item 3 above under the column captioned

Schedule 13D/A

CUSIP No. 92210H105	Page 24 of 25

“Shares Sold in Past 60 Days,” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.
(d)	Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
(e)	The date the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock: March 10, 2014.

Schedule 13D/A

CUSIP No. 92210H105	Page 25 of 25

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2014

Advent International GPE VI Limited Partnership
Advent International GPE VI-A Limited Partnership
Advent International GPE VI-B Limited Partnership
Advent International GPE VI-F Limited Partnership
Advent International GPE VI-G Limited Partnership
By:	GPE VI GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Risk Officer*

Advent International GPE VI-C Limited Partnership
Advent International GPE VI-D Limited Partnership
Advent International GPE VI-E Limited Partnership
By:	GPE VI GP (Delaware) Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Risk Officer*

Advent Partners GPE VI 2008 Limited Partnership
Advent Partners GPE VI 2009 Limited Partnership
Advent Partners GPE VI-A Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Risk Officer*

GPE VI FT Co-Investment Limited Partnership
By:	GPE VI FT Co-Investment GP Limited Partnership, General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Risk Officer*

GPE VI GP Limited Partnership
GPE VI GP (Delaware) Limited Partnership
GPE VI FT Co-Investment GP Limited Partnership
By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Risk Officer*

Advent International LLC
By:	Advent International Corporation, Manager
By:	Jarlyth Hancock Gibson, Risk Officer*

Advent International Corporation
By:	Jarlyth Hancock Gibson, Risk Officer*

*For all of the above:

/s/ Jarlyth Hancock Gibson
Jarlyth Hancock Gibson, Risk Officer